Filed by Long Island Iced Tea Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Cullen Agricultural Holding Corp. (File No. 000-53806)

For the Related Registration Statement: File No. 333-201527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 26, 2015

Cullen Agricultural Holding Corp.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-53806	27-0863248
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1193 Seven Oaks Rd., Waynesboro, GA	30830
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (706) 526-4015

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On March 26, 2015, Cullen Agricultural Holding Corp. (“Cullen”) agreed to provide a loan in the amount of $250,000 to Long Island Brand Beverages LLC (“LIBB”). The loan will be evidenced by a promissory note issued from LIBB to Cullen, will bear interest at a rate of 6% per annum and will mature on March 15, 2016. The loan is on substantially the same terms as the loans made by Cullen to the same Borrower in November 2013, December 2013 and April 2014. Accordingly, an aggregate of $1,750,000 is owed by LIBB to Cullen.

Cullen is party to an Agreement and Plan of Reorganization (the “Merger Agreement”) with Long Island Iced Tea Corp., a wholly owned subsidiary of Cullen (“Holdco”), Cullen Merger Sub, Inc., a wholly owned subsidiary of Holdco (“Parent Merger Sub”), LIBB Acquisition Sub, LLC, a wholly owned subsidiary of Holdco (“LIBB Merger Sub”), LIBB and Phil Thomas and Thomas Panza, each a member of LIBB. Pursuant to the Merger Agreement, among other things, (i) Parent Merger Sub will merge with and into Cullen, with Cullen surviving as a wholly owned subsidiary of Holdco and with Cullen’s stockholders receiving newly issued shares of Holdco common stock, and (ii) LIBB Merger Sub will merge with and into LIBB, with LIBB surviving as a wholly owned subsidiary of Holdco and with the members of LIBB receiving newly issued shares of Holdco common stock.

If the proposed transactions are consummated, Holdco will become a new publicly traded company, Cullen and LIBB will become wholly-owned subsidiaries of Holdco and the stockholders of Cullen and the members of LIBB will become the stockholders of Holdco.

Additional Information

In connection with the proposed transactions, Holdco has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). In addition, Cullen has filed the preliminary proxy statement/prospectus included in the Registration Statement with the SEC as a proxy statement on Schedule 14A (the “Proxy Statement”). Investors are urged to read the Registration Statement and Proxy Statement as amended and supplemented from time to time, including the definitive proxy statement/prospectus when it becomes available, before they make any voting or investment decision with respect to the proposed transactions because they will contain important information. Investors may obtain free copies of the Registration Statement and Proxy Statement as amended and supplemented from time to time, including the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about Cullen, Holdco and LIBB, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free, when they become available, by directing a request to either Cullen Agricultural Holding Corp. or Long Island Iced Tea Corp., in either case c/o Paul Vassilakos, 180 Madison Avenue, Suite 1702, New York, NY 10016.

Cullen and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Cullen’s stockholders with respect to the proposed transactions.

Information regarding Cullen’s directors and executive officers is available in Cullen’s annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 5, 2015. Additional information regarding the interests of such potential participants in the proposed transactions is included in the Registration Statement and Proxy Statement as amended and supplemented from time to time, and will be included in the definitive proxy statement/prospectus when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cullen Agricultural Holding Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 27, 2015	CULLEN AGRICULTURAL HOLDING CORP.

	By:	/s/ Paul N. Vassilakos
Paul N. Vassilakos Chief Executive Officer